Exhibit 99.1

ENERFLEX LTD. APPOINTS PREET DHINDSA AS

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

NEWS RELEASE

CALGARY, Alberta, February 15, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced the appointment of Mr. Preet Dhindsa as Senior Vice President and Chief Financial Officer (“CFO”), effective March 1, 2024. Mr. Dhindsa has served as the Company’s Interim CFO since October 13, 2023.

“Preet has provided solid leadership and financial stewardship since joining Enerflex in October, and our company benefits from his financial acumen and experience leading diverse, complex, multi-national businesses, including through post-merger integration activities,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “I’m excited to welcome Preet as our CFO at this important time for our company and look forward to his continued leadership of Enerflex’s strong global finance organization as we continue to unlock the benefits of the Exterran acquisition and position our company for long term growth and value creation.”

Mr. Dhindsa is a seasoned financial leader with more than 25 years of experience, primarily in the energy and financial services sectors. Prior to joining Enerflex in October 2023, he served as Executive Vice President and CFO at ENMAX Corporation, a regulated utility with energy generation and retail lines of business, where he was accountable for the finance and information technology functions across operations in both Canada and the United States. Mr. Dhindsa previously served as CFO and Chief Administrative Officer at AMP Energy, a solar energy developer with a global footprint. Prior to that, he was SVP & CFO, Global Banking & Markets at Scotiabank, where he managed international finance teams and critical regulatory relationships in Canada, the United States, Europe, and Asia-Pacific. Mr. Dhindsa began his career as a professional accountant at KPMG. He holds a Bachelor of Science degree in Mathematics & Statistics from Western University and a Graduate Diploma in Accounting from Wilfrid Laurier University. Mr. Dhindsa is a Chartered Professional Accountant and Chartered Director.

“I am pleased to continue my work at Enerflex, which includes supporting the execution of our global strategy, improving the profitability and resiliency of the business, generating sustainable free cash flow, and strengthening our financial position,” said Mr. Dhindsa. “Since joining in October, I have been impressed by the Company’s diverse global presence, unique approach in enabling the energy transition, and strength of its culture and team. I am excited to help unlock the business’ full potential for the benefit of our shareholders, customers, employees, and other stakeholders.”

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 85 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

2